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                             [ROGERS & WELLS LETTERHEAD]


                                                                       Exhibit 5


October 12, 1998


Family Bargain Corporation
4000 Ruffin Road
San Diego, CA  92123-1866

Dear Sirs:

We have acted as counsel to Family Bargain Corporation (the "Company"), a Delaware corporation, in connection with a proposed merger (the "Merger") of General Textiles, Inc., into Family Bargain Corporation in accordance with a Plan and Agreement of Merger dated June 18, 1998, and a proposed issuance of 11,275,381 shares (the "Merger Shares") of post-Merger Common Stock, par value $.01 per share, of the Company as a result of the Merger to holders of the Company's pre-Merger Common Stock, Series A Convertible Preferred Stock and Series B Junior Convertible, Exchangeable Preferred Stock, as well as the registration of the Merger Shares under the Securities Act of 1933, as amended, in a Registration Statement on Form S-4 (the "Registration Statement"). In that capacity, we are familiar with the proceedings, corporate and other, of the Company relating to the Merger and the authorization of the issuance of the Merger Shares as a result of the Merger.

Based upon the foregoing, and such examination of law as we have deemed necessary, we are of the opinion that when the Merger Shares are issued as a result of the Merger as described in the Registration Statement, the Merger Shares will be legally issued, fully paid and non-assessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the captions "Proposal 2 -- Merger with General Textiles, Inc. -- Tax Consequences of the Merger" and "Proposal 2 -- Merger with General Textiles -- Legal Matters" in the prospectus which is a part of the Registration Statement.

Very truly yours,

/s/ Rogers & Wells LLP